Mail Stop 3010

August 5, 2009

Via U.S. Mail and Facsimile 212.797.0719

Mr. Michael Gilligan
Principal Financial Officer
PowerShares DB Multi-Sector Commodity Trust
60 Wall Street
New York, NY 10005

> **Re: PowerShares DB Multi-Sector Commodity Trust**
> **File No. 1-33229**
> **DB Multi-Sector Commodity Master Trust**
> **File No. 1-33232**
> **Forms 10-K for fiscal year ended December 31, 2008**
> **Filed Various Dates**

Dear Mr. Gilligan:

We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 50

1.   Please revise to provide disclosure regarding the disclosure controls and
        procedures and internal control over financial reporting for DB Agriculture
        Master Fund. We note that your report generally uses the term "Fund" to refer to
        the Fund and the Master Fund collectively. We believe, however, that you should
        provide separate disclosure regarding controls and procedures for each separate
        registrant. Provide similar disclosure regarding disclosure controls and
        procedures in Item 4 of Part I of your quarterly reports on Form 10-Q.

                                *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comment on your filings.

Michael Gilligan
PowerShares DB Multi-Sector Commodity Trust
DB Multi-Sector Commodity Master Trust
August 5, 2009
Page 3

       Please contact Phil Rothenberg, Attorney-Advisor, at 202.551.3466 or Sonia Barros, Special Counsel, at 202.551.3655 with any questions.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief